                        MOYDOW MINES INTERNATIONAL INC.
             12th Floor, 20 Toronto Street      74 Haddington Road
                    Toronto, Ontario                  Dublin 4
                    M5C 2B8, Canada                   Ireland

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN THAT an annual meeting (the ""MEETING'') of shareholders of Moydow Mines International Inc. (the ""CORPORATION'') will be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Thursday, the 13th day of June, 2002 at the hour of 4:00 in the afternoon (Toronto time), for the following purposes:

(1) To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2001, together will the auditors' report thereon;

(2)  To elect directors of the Corporation;

(3) To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration; and

(4) To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

     The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation accompanying and forming part of this notice.

     The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2001, together with the auditors' report thereon, form part of the Corporation's annual report which is enclosed with this notice.

     This notice and the accompanying circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and to the auditors of the Corporation.

     Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

     DATED at Toronto, Ontario the 17th day of April, 2002.


                                                  BY ORDER OF THE BOARD
                                                     (""signed'')
                                                  --------------------------
                                                  Michael E. Power
                                                  Vice President & Secretary


NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 11th day of June, 2002 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

                        MOYDOW MINES INTERNATIONAL INC.

                        MANAGEMENT INFORMATION CIRCULAR
                   (information contained herein is given as
                 of April 17, 2002 unless otherwise indicated)

                            SOLICITATION OF PROXIES

     This management information circular (the ""Circular'') is furnished in connection with the solicitation of proxies by the management of MOYDOW MINES INTERNATIONAL INC. (the ""Corporation'') for use at the annual meeting of shareholders of the Corporation (the ""Meeting'') to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the ""Notice''). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     The persons named in the enclosed form of proxy are officers and directors of the Corporation.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO
TIME) ON TUESDAY, THE 11TH DAY OF JUNE, 2002.

     A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

     A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at BCE Place, Canada Trust Tower, Suite 3900, 161 Bay Street, Toronto, Ontario, M5J 2S1.

             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     The person named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 27,026,514 common shares of the Corporation and no preferred shares of the Corporation are issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class of series of shares of the Corporation are entitled to vote separately as a class or series.

     All shareholders of record at the close of business on May 6, 2002 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any shares after May 6, 2002 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

     To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent (10%) of the issued and outstanding common shares of the Corporation other than the following:

     NAME AND                             NUMBER OF                TOTAL OF
     MUNICIPALITY OF RESIDENCE          COMMON SHARES            COMMON SHARES
     -------------------------          -------------            -------------
     Noel P. Kiernan(1)                   9,910,200(1)                36.7%
     Dublin, Ireland

(1) Mr. Kiernan, who is Chairman of the Board of the Corporation (see "Election of Directors"), holds his shares directly and indirectly through Pontil Minerex Limited and Stanley Secretarial Services Limited.

                             ELECTION OF DIRECTORS

     The number of directors on the board of directors of the Corporation must consist of not more than twelve (12) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is seven (7). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

     The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned directly or indirectly or over which he exercises control or direction:


                                                                                     Shares of the
Name, Current  Position(s)                                                           Corporation
with the Corporation and                                         Director            Beneficially Owned,
Municipality of Residence    President Principal Occupation(s)   Since               Controlled or Directed(1)

Sylvester P. Boland(2)(3)    Chartered accountant, retired;      December 9, 1998     26,180
Director                     corporate director, formerly
Dublin, Ireland              a mining executive

Albert C. Gourley(2)         Partner of Macleod Dixon LLP,       December 9, 1998    100,000
Director                     Barristers & Solicitors.(4)
Gormley, Ontario

Norman D. A. Hardie(3)       Business consultant                 December 9, 1998     50,320
Director
Toronto, Ontario

Victor J.E. Jones(2)(3)      Manager consultant                  January 6, 1983       6,405
Director
Vancouver, British Columbia

Brian P. Kiernan             Chief Executive Officer of the      December 9, 1998    135,000
Chief Executive Officer,     Corporation.
President and a Director(5)
Dublin, Ireland

Noel P. Kiernan               Chairman of the Board of the        December 9, 1998     9,910,200(7)
Chairman of the Board        Corporation and Chairman of the
and a Director(6)            Board of Pontil Minerex Limited
Dublin, Ireland              (a drilling company).

Michael E. Power             Secretary and Vice President        December 9, 1998        20,720
Vice President, Secretary    of the Corporation.
and a  Director
Toronto, Ontario



(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2)  Member of the audit committee of the board of directors of the Corporation.

(3) Member of the compensation committee of the board of directors of the Corporation.

(4)  Macleod Dixon LLP acts as counsel to the Corporation.

(5) Brian P. Kiernan is also Chief Executive Officer and a director of the Corporation's wholly-owned subsidiary, Moydow Limited (the Isle of Man company), and a director of the Corporation's wholly-owned subsidiary in Ghana, also named Moydow Limited.


(6) Noel P. Kiernan is also Chairman of the Board and a director of the Corporation's wholly-owned subsidiary, Moydow Limited (the Isle of Man company), President and a director of the Corporation's wholly-owned subsidiary in Ghana, also named Moydow Limited, and President and a director of the Corporation's 50%-owned subsidiary, Rank Mining Company Limited, a Ghanaian company.

(7)  See "Voting Securities and Principal Holders Thereof".

                            APPOINTMENT OF AUDITORS

     PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, are the current auditors of the Corporation and were appointed auditors of the Corporation effective March 4, 2002. PwC replaced KPMG LLP ("KPMG") as the Corporation's auditors. In connection with the change of auditors from KPMG to PwC, the Corporation issued a notice of change of auditor to KPMG and PwC and received a response thereto from both parties all as required pursuant to National Policy No. 31. Copies of the said notice and responses are attached to this Circular as Schedule "A".

     Shareholders of the Corporation will be asked at the Meeting to reappoint PwC as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the directors of the Corporation to fix the auditors' remuneration. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of PwC as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

                      STATEMENT OF EXECUTIVE COMPENSATION

     Ontario securities laws requires that a "Statement of Executive Compensation" in accordance with Form 40 to the Regulation to the Securities Act (Ontario) be included in this Circular. Form 40 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The only executive officer of the Corporation for whom disclosure is required under Form 40 is Mr. Brian P. Kiernan, President and Chief Executive Officer of the Corporation. The following addresses the applicable items identified in Form 40.

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to the compensation of Mr. Kiernan for the three financial years of the Corporation ended December 31, 2001.

                               COMPENSATION TABLE

                                                                                            LONG TERM
                                                  ANNUAL COMPENSATION                     COMPENSATION
                                       -----------------------------------------        ----------------
                                                                    OTHER ANNUAL        SECURITIES UNDER        ALL OTHER
NAME                YEAR ENDED             SALARY         BONUS     COMPENSATION        OPTIONS GRANTED        COMPENSATION
----                ----------         -------------      -----     ------------        ----------------       ------------
                                                                                                #
Brian P. Kiernan    Dec. 31, 2001       US$67,499(1)       Nil          Nil                    Nil                 Nil
                    Dec. 31, 2000       US$69,349          Nil          Nil                  300,000               Nil
                    Dec. 31, 1999           Nil            Nil      US$78,600(1)             400,000               Nil

(1) During 1999, Mr. Kiernan's services as President and Chief Executive Officer of the Corporation were provided pursuant to a management services arrangement between the Corporation and Minerex Limited. Under this arrangement, Minerex Limited provided to the Corporation certain management, administrative, financial, technical and other support services. Mr. Kiernan's services are now provided pursuant to an employment agreement with the Corporation. See "Statement of Executive Compensation - Employment Contract."

LONG-TERM INCENTIVE PLAN AWARDS

     The Corporation did not have a long-term incentive plan within the meaning of Form 40 (the definition of "long-term incentive" contained in Form 40 expressly excludes a stock option plan) during the financial year ended December 31, 2002.

STOCK OPTIONS

     No stock options of the Corporation were granted to Mr. Kiernan during the financial year ended December 31, 2001.

     No stock options of the Corporation were exercised by Mr. Kiernan during the financial year ended December 31, 2001. The following table sets forth the value of the stock options of the Corporation held by Mr. Kiernan as at December 31, 2002, all of which options are currently exercisable.


                                                      Value of Unexercised
                         Unexercised Options             in-the-Money
     Name                  at Dec. 31, 2001         Options at Dec. 31, 2001
     -----------         -------------------        ------------------------
     Brian P. Kiernan           700,000                       Nil


STOCK OPTION PLAN

     The Corporation has a stock option plan (the "Plan") the principal purposes of which are to (a) promote a proprietary interest in the Corporation among the officers, directors, consultants and employees of the Corporation and its affiliates, (b) retain and attract the qualified officers, directors, consultants and employees the Corporation requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Corporation. The Plan is considered by the board of directors of the Corporation (the "Board") to be an important and effective component of the compensation provided by the Corporation.

     The Plan authorizes the Board, or a committee thereof, to grant options from time to time to officers, directors, consultants and employees of the Corporation and its affiliates. Options granted under the Plan ("Options") are non-assignable and may be granted for a term not exceeding ten years. The number of common shares of the Corporation ("Shares") that may be reserved for issuance to any one person pursuant to Options must not exceed 5% of the outstanding Shares. The exercise price of an Option may not be lower than the closing price of the Shares on the Toronto Stock Exchange on the business day immediately preceding the date the Option is granted. The Plan provides that the number of Shares that may be issued pursuant to the exercise of Options shall not exceed 4,000,000. There are presently outstanding Options to purchase an aggregate of 3,431,667 Shares.

Stock Option Re-pricing

     The Corporation did not, during the financial year ended December 31, 2001, re-price any stock options.

Defined Benefit or Actuarial Plan Disclosure

     The Corporation does not have a defined benefit or actuarial plan.

Employment Contract

     The Corporation and Brian P. Kieman entered into an agreement effective January 1, 2001 (the "Brian Kieman Contract") which sets forth the terms and conditions upon which Mr. Kieman performs the services of Chief Executive Officer and President of the Corporation. Under the Brian Kieman Contract, Mr. Kieman's annual salary for the year 2001 was set at IRL60,000 (which was approximately US$67,499). The Brian Kieman Contract also provides that, if Mr. Kieman's employment is terminated by reason of his death or disability, Mr. Kieman (or his family, as the case may be) is entitled to receive from the Corporation the sum of IRL180,000 (which is currently approximately US$202,540). If during the period commencing on the date of a change in the control of the Corporation and ending on the third anniversary thereof Mr. Kieman's employment is terminated by the Corporation other than for "just cause" (as defined in the Brian Kieman Contract), disability or death or is terminated by Mr. Kieman for "good reason" (as defined in the Brian Kieman Contract), the Corporation must pay to Mr. Kieman, within 10 days after the date of termination, any unpaid salary to the date of termination and, as compensation for Mr. Kieman's loss of employment, three times Mr. Kieman's then annual salary.

Compensation of Directors

     During the financial year ended December 31, 2001, no director of the Corporation was compensated by the Corporation for his services in his capacity as a director, other than three of the non-executive directors of the Corporation each of whom received director's fees of US$6,000. No stock options were granted to the directors during the financial year ended December 31, 2001.

     The Corporation compensated three non-executive directors of the Corporation during the financial year ended December 31, 2001 an aggregate of US$15,234 for services as a consultant or expert. During 2001, the Corporation incurred legal expenses of US$21,657 (2000 -- US$156,383) to Macleod Dixon LLP, which acts as counsel to the Corporation. Albert C. Gourley, a director of the Corporation, is a partner of Macleod Dixon LLP.

     The Corporation carries directors and officers liability insurance considered appropriate for its activities.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     No director or officer of the Corporation or associate of any such director or officer is, or at any time since the beginning of the Corporation's financial year ended December 31, 2001 has been, indebted to the Corporation or any of its subsidiaries.

                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as described below, no insider of the Corporation, as defined in the Securities Act (Ontario), or associate or affiliate of any such insider, has any material interest in any transaction completed since the commencement of the Corporation's financial year ended December 31, 2001 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

     Noel P. Kiernan is the controlling shareholder of Pontil Minerex Limited ("Pontil"), which has performed drilling and other services for Satellite Goldfields Limited (which is 31%-owned by the Corporation) at the Wassa property in Ghana and for Rank Mining Company Limited (which is 50%-owned by the Corporation) at the Ntotoroso property in Ghana, and which is anticipated to perform services for the Corporation and its affiliated and associated companies (the "Moydow Group") in the future. All contracts entered into by Pontil with the Moydow Group have been at commercially competitive rates. During 2000, an aggregate of US$1,260,311 was paid to Pontil pursuant to such contracts. No services were provided by Pontil to the Moydow Group during 2001.

     During 1999 the Corporation and Minerex Limited ("Minerex") had an arrangement whereby Minerex provided certain management, administrative, financial, technical and other support services to the Corporation, including the services of Brian P. Kiernan as Chief Executive Officer and President of the Corporation and Noel P. Kiernan as Chairman of the Board of the Corporation. Noel P. Kiernan is the controlling shareholder of Minerex. As remuneration for such services, the Corporation paid to Minerex a specified percentage of the actual cost for the services plus an overhead charge of 15% on those services, excluding the management service costs in respect of services provided by Brian
P. Kiernan and Noel P. Kiernan. As of January 1, 2000 this arrangement was formalized pursuant to a management services agreement entered into between the Corporation and Minerex, provided, however, that the services provided by Minerex no longer include the services of Brian P. Kiernan or Noel P. Kiernan, who now have employment agreements with the Corporation (see "Statement of Executive Compensation - Employment Contract" with respect to Brian P. Kiernan's agreement).

                              FINANCIAL STATEMENTS

     The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2001, together with the auditors' report thereon, form part of the Corporation's annual report which is enclosed with this Circular. The directors will lay before the Meeting the said financial statements and auditors' report.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Corporation's common shares are listed on the Toronto Stock Exchange (the "TSE"). The requirements of the TSE provide that every listed company incorporated in Canada or a province of Canada must disclose, on an annual basis, its approach to corporate governance. The disclosure -- a "Statement of Corporate Governance Practices" -- must be made in the Corporation's annual report or information circular.

     In accordance with the requirements of the TSE, attached hereto as Schedule "B" is the Corporation's "Statement of Corporate Governance Practices".

                              DIRECTORS' APPROVAL

     The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board.

     DATED at Toronto, Ontario the 17th day of April, 2002.

                                            BY ORDER OF THE BOARD

                                           ("signed")
                                           ___________________________________
                                           Michael E. Power
                                           Vice President & Secretary

                        MOYDOW MINES INTERNATIONAL INC.

                        MANAGEMENT INFORMATION CIRCULAR
                                 April 17, 2002

                                  SCHEDULE "A"

April 2, 2002

Ontario Securities Commission
Cadillac Fairview Tower
Suite 1800, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

British Columbia Securities Commission
Statutory Reporting
Suite 200, 865 Hornby Street
Vancouver, BC
V6Z 2H4

The Toronto Stock Exchange
Listings Department
Stock Exchange Tower
2 Second Canadian Place
Toronto, ON M5X 1J2

To Whom It May Concern:

Re:     Moydow Mines International Inc. (the "Issuer")
        Change of Auditor Filing (NP31)

Pursuant to National Policy 31, we enclose the following document:

1.      Notice of Change of Auditor;
2.      Letter from former auditor; and
3.      Letter from successor auditor;

The Issues confirms that the Notice and letters referred to above have been reviewed by the Board of Directors.

Yours truly,

MOYDOW MINES INTERNATIONAL INC.

Michael E. Power (signed)

Michael E. Power
Director
Vice President and Secretary

MEP/mb

                        MOYDOW MINES INTERNATIONAL INC.

                                     Notice

                    National Policy 31 -- Change of Auditor

March 4, 2002

This Notice is made by Moydow Mines International Inc. (the "Corporation") pursuant to National Policy 31, Section 4.6 in respect of a change of auditor of the Corporation.

 1.  The auditor of the Corporation is KPMG LLP ("KPMG").

 2. KPMG was requested to tender their resignation and has tendered their resignation as auditor of the Corporation, and the Corporation has recommended the appointment of PricewaterhouseCoopers LLP ("PwC") as auditor of the Corporation, effective immediately.

 3. There were no reservations in the auditors' reports for the Corporation's two most recently completed fiscal years, or for any period subsequent to the most recently completed period for which an audit report was issued, and no reportable events, as defined in Part 3 of National Policy 31.

 4. The resignation of KPMG and the recommendation to appoint PwC was considered and approved by the audit committee and the board of directors of the Corporation.

 5. Attached and forming part of this Notice are letters from PwC and KPMG addressed to the Ontario Securities Commission and the British Columbia Securities Commission prepared in accordance with National Policy 31 (the "Letters").

 6. A copy of this Notice and the Letters shall form the Reporting Package which will be included in the Information Circular for the next meeting of the shareholders of the Corporation.


MOYDOW MINES INTERNATIONAL INC.


Signed "Michael Power"
------------------------
Michael Power
Vice President & Secretary

                                  [LETTERHEAD]


Ontario Securities Commission
British Columbia Securities Commission

April 2, 2002

Dear Sirs:

SUBJECT: MOYDOW MINES INTERNATIONAL INC. - NOTICE OF CHANGE OF AUDITORS

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted Company dated March 4, 2002. This confirmation is based on our knowledge of the information as of this date.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

                                 [LETTERHEAD]



British Columbia Securities Commission
Ontario Securities Commission


Dear Sir/Mesdames


Moydow Mines International Inc.


We have read the Notice of Moydow Mines International Inc. dated March 4, 2002 and are in agreement with the statements contained in such Notice.


Yours very truly


KPMG LLP (signed)

Chartered Accountants


Vancouver, Canada
March 22, 2002

                        MOYDOW MINES INTERNATIONAL INC.

                        MANAGEMENT INFORMATION CIRCULAR
                                 April 17, 2002

                                  SCHEDULE "B"


                   STATEMENT OF CORPORATE GOVERNANCE POLICIES

     Moydow Mines International Inc. (the "Corporation") is a publicly traded company listed on The Toronto Stock Exchange (the "Exchange") which operates within the intent and spirit of the policies of corporate governance established by the Exchange and its board of directors. The principles of good corporate governance are considered to be central to the effective and efficient operation of the Corporation and the reporting of its activities to its shareholders.

MANDATE OF THE BOARD

     The general duties and responsibilities of the board of directors of the Corporation (the "Board") are to establish policies for the management and supervision of the business affairs of the Corporation. In furtherance of these duties and responsibilities, the principal concerns addressed by the Board are:

a) adopting a strategic planning process for the Corporation which establishes the Corporation's long-term goals and strategies and monitors the success of the Corporation's management in achieving those goals and in implementing the strategy;

b) identifying the principal risks to all aspects of the Corporation's business and ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Corporation with the objective of achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders;

c) engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management's performance can be measured), having in place programs to train and develop management, providing for the orderly succession of management and assessing the performance and contribution of the executive officers of the Corporation;

d) ensuring that the Corporation has policies in place to enable it to communicate effectively with its shareholders, other stakeholders and the public generally, effectively interpreting the operations of the Corporation to shareholders in accordance with Exchange and mining industry standards and accommodating feedback from shareholders; and

e) ensuring that there are effective controls and information systems in place for the Board to discharge its responsibilities including an audit system which informs the Board about the integrity of its financial data and the compliance of the financial information with appropriate accounting principles.

DECISIONS REQUIRING PRIOR APPROVAL OF THE BOARD

     All major decisions concerning, among other things, the Corporation's mining interests, capital, financing, securities, distributions, investments, acquisitions, joint ventures, significant investments and strategic alliances are subject to prior approval by the Board. The Board reviews and approves the annual and interim financial statements prior to their issue as well as materials prepared for shareholder meetings and financing documents.

COMPOSITION OF THE BOARD

     The Board is currently set at seven members, four of whom, Messrs. Sylvester P. Boland, Albert C. Gourley, Norman D. A. Hardie and Victor J. E. Jones, are unrelated directors. It is the Corporation's policy to maintain this size of Board in order that it may be convened on short notice to consider transactions, policies and other corporate matters; and consequently there is not a formal policy for recruitment of new directors. For a prospective new director, the Corporation and the Chief Executive Officer provide orientation material, including corporate governance policies and information on corporate operations, projects, Board committees, approach to environmental issues, shareholder profile and financial condition of the Corporation.

     At present, there is a majority of unrelated directors on the Board. An "unrelated director" is a director who is independent of management as defined in the policies of the Exchange. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. On this basis, the directors Noel P. Kiernan, Brian P. Kiernan and Michael E. Power, by reason of their offices as Chairman of the Board, President & Chief Executive Officer and Vice President and Corporate Secretary, respectively, are considered to be related directors.

CHAIRMAN OF THE BOARD

     The Chairman of the Board of the Corporation, Noel P. Kiernan, does not hold any other executive office in the Corporation. Mr. Noel Kiernan is the principal shareholder of the Corporation through direct and indirect shareholdings as set out in the information circular. The Chairman confers with the Chief Executive Officer and individual directors to assess the composition and effectiveness of the Board, consistent with the needs of the Corporation.

COMMITTEES OF THE BOARD

     The Board has decided that it is appropriate at this time to appoint an audit committee and a compensation committee and all other matters will be considered by the entire Board. Consideration of corporate governance issues falls within the mandate of the Board and its focus on the development of the mining interests of the Corporation, mine and joint venture priorities, safety and environmental issues, terms of reference for the Board, and composition of the Audit Committee.

     The Audit Committee, with duties outlined below, is comprised of three unrelated directors, Messrs. Sylvester P. Boland, Albert C. Gourley and Victor
J. E. Jones, and is responsible for all matters related to the preparation, report and audit of the financial performance of the Corporation both internally and to its shareholders. Included as its principal concerns and responsibilities the Audit Committee is required:

 a) To satisfy itself that the Corporation's annual financial statements are fairly presented in accordance with generally accepted accounting principles consistent with the Corporation's international operations; to review the annual financial statements with the auditors for the Corporation; and to make recommendations to the Board on the presentation and approval of the annual financial report to the shareholders and the report of the auditors contained therein.

 b) To ensure that any information contained in the Corporation's financial publications such as a prospectus, the annual information form, any filing with the US Securities and Exchange Commission, and the management's discussion of financial condition and results of operations which accompanies the financial statements, is correct and complete.

 c) To review the unaudited quarterly financial statements with management and if appropriate, the external auditors, and to approve on behalf of the Board the information in the unaudited quarterly financial statements prior to publication.

 d) To ensure that the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the Board's attention has been addressed. The Committee will also recommend to the Board the appointment of the external auditors and their remuneration.

 e) To review significant income tax planning initiatives to be implemented by management.

     The Compensation Committee is comprised of three unrelated directors, Messrs. Sylvester P. Boland, Norman D. A Hardie and Victor J. E. Jones, and is responsible for all matters related to establishing the compensation of and contracts with senior management of the Corporation, including the consideration of specific contract terms and terms and conditions consistent with industry practice. It has overall responsibility for policies on performance reviews, the stock option plan, allocation decisions on stock options and matters related to compensation contracts and benefits.

SHAREHOLDER COMMUNICATIONS

     The Corporation endeavours to provide all shareholders and the public with timely and clear information in respect of its mining business, operations, joint ventures, exploration projects and financial matters in full compliance with applicable legal and regulatory requirements. It has in place systems to communicate internal information across its international operations as necessary for its reporting procedures. The Corporation has designated the Chief Executive Officer and Corporate Secretary, who may be reached at the Corporation's offices in Dublin and Toronto, respectively, to be responsible for receiving and replying to all communications from shareholders and interested parties of the Corporation and has engaged the services of an investor relations firm to assist with its program of shareholder communications. The Corporation has appointed Computershare Trust Company of Canada with offices in Toronto to be its transfer agent and to effect dissemination of printed reports to its shareholders.

     The Board views corporate governance as an on-going process and reviews and implements related policies accordingly.

                        MOYDOW MINES INTERNATIONAL INC.
        12th Floor, 20 Toronto Street                 74 Haddington Road
              Toronto, Ontario                             Dublin 4
              M5C 2S5, Canada                              Ireland

                         FORM OF PROXY SOLICITED BY THE
                 MANAGEMENT OF MOYDOW MINES INTERNATIONAL INC.
                         FOR USE AT THE ANNUAL MEETING
                  OF SHAREHOLDERS TO BE HELD ON JUNE 13, 2002


     The undersigned shareholder(s) of MOYDOW MINES INTERNATIONAL INC. (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Brian P. Kiernan, Chief Executive Officer and President of the Corporation, or failing him, Michael E. Power, Vice President and Secretary of the Corporation, or in lieu of the foregoing ___________________________________ as nominee of the undersigned with power of substitution, to attend, act and vote for the undersigned at the annual meeting (the "Meeting") of shareholders of the Corporation to be held on the 13th day of June, 2002, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

     1. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors.

     2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

     3. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on authorizing the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.

     If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy contains discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

     DATED the __________ day of _____________, 2002.


                                            ____________________________________
                                            Company name (if applicable)


                                            ____________________________________
                                            Signature of Shareholder(s)


                                            ____________________________________
                                            Print Name

                                            (see notes on the back of this page)

               NOTES:

               (1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

               (2) The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

               (3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF A THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 11TH DAY OF JUNE, 2002.

               (4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

               (5) If your address as shown is incorrect, please give your correct address when returning the proxy.

                                  Moydow Mines
                               INTERNATIONAL INC.


                              (the "Corporation")


                           SUPPLEMENTAL MAILING LIST


Canadian securities legislation obliges the Corporation to deliver its interim financial statements to any person or company who submits a written request to the Corporation for such statements, including a statement signed by such person or company that the person or company is the owner of securities of the Corporation. If you would like your name placed on the supplemental mailing list maintained by the Corporation for this purpose, kindly complete the form below and return it to the Corporation at the following address or fax it to the Corporation at the following fax number:


                        MOYDOW MINES INTERNATIONAL INC.
                         12th Floor, 20 Toronto Street
                            Toronto, Ontario, CANADA
                                    M5C 2B8

                            Phone:   416-703-3751
                            Fax:     416-367-3638

                            E-mail: info@moydow.com


                                 April 17, 2002


-----------------------------------DETACH HERE----------------------------------

                        MOYDOW MINES INTERNATIONAL INC.
                              (the "Corporation")

      Listed on the Toronto Stock Exchange, Symbol "MOY", CUSIP#62472V 100

I would like my name placed on the supplemental list of shareholders maintained by the Corporation and confirm that I am an owner of securities of the Corporation.


Name: __________________________________________________________________________


Mailing Address: _______________________________________________________________


________________________________________________________________________________


E-Mail: ________________________________________________________________________


Signature: ___________________________________ Date: ___________________________